Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) informs that its Spanish subsidiary Gerdau GTL Spain, S.L., has signed today a purchase agreement to acquire all capital stock of the holding company Grupo Feld, S.A. de C.V. located in Mexico City, Mexico. The holding owns 100% of the following companies: Siderúrgica Tultitlán, S.A. de C.V.; Ferrotultitlán, S.A. de C.V.; and Arrendadora Valle de Mexico, S.A. de C.V.

Siderúrgica Tultitlán, S.A. de C.V. is a long steel producing mini mill located in the metropolitan area of Mexico City. It produces concrete reinforcing bars and merchant bars and has an installed capacity of 350 thousand metric tons of crude steel and 330 thousand metric tons of rolled products. There is an expansion plan being implemented which should be concluded by year end. The installed capacity will increase to 500 thousand tons of crude steel and to 430 thousand metric tons of rolled products.

Ferrotultitlán, S.A. de C.V. is a steel products retailer and Arrendadora Valle de México, S.A. de C.V. a real estate company that owns the buildings and real estate in which Siderúrgica Tultitlán, S.A. de C.V. is located.

The outlay for the full capital stock of holding Grupo Feld, S.A. de C.V. was of US$ 259 million. The agreement is subject to the approval of the Mexican free trade regulatory authorities.

This acquisition is part of Gerdau’s growth strategy in the Americas and ensures its presence in the third largest steel market in the American continent.

Rio de Janeiro, March 28, 2007

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations